March 14, 2017

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Venator Materials Corp

Amendment No. 1 to Form 10-12B
Filed January 17, 2017
File No. 001-37934

Ladies and Gentlemen:

Set forth below are the responses of Venator Materials Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2017, with respect to Amendment No. 1 to Form 10-12B, File No. 001-37934, filed with the Commission on January 17, 2017 (“Amendment No. 1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to Form 10-12B (“Amendment No. 3”), including a revised Information Statement filed as Exhibit 99.1 thereto (as revised, the “Information Statement”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 marked to show all changes since the filing of Amendment No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Amendment No. 1 to Form 10-12B unless otherwise specified.

Exhibit 99.1 to Form 10

Summary, page 1

1.                                      We note your disclosure that through the restructuring and integration of the Rockwood businesses, including workforce reductions, variable and fixed cost optimization and facility closures, you have delivered more than $200 million of annual cost synergies and will continue to seek opportunities to further optimize your business. It is not apparent from your disclosures how the Company determined the $200 million of annual cost synergies. In that regard, we note that based on your pro forma disclosures on pages 75 and 78, the amount of selling, general and administrative expenses after taking into account the legal entities adjustments was

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March 14, 2017

                                                $261 million and $167 million for the year ended December 31, 2015 and nine months ended September 30, 2016 respectively. As such, the $167 million incurred for the nine months ended September 30, 2016, would equate to an annualized amount of $223 million resulting in approximately a $38 million decrease in your selling, general and administrative expenses between the periods presented. Given that the Rockwood acquisition only closed on October 1, 2014, please tell us and update your disclosures to clarify how you determined the $200 million of annual cost synergies and whether those cost synergies relate to businesses that will be part of the Company post spin-off. Please ensure that your disclosures clearly distinguish the annual cost synergies related to the post spin-off businesses. Furthermore, please clarify the line items within your statements of operations for the periods presented that were impacted by these cost synergies.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Information Statement (i) to clarify how we calculated the $200 million of annual cost synergies, (ii) to confirm that these cost synergies all relate to businesses that will be part of the Company post spin-off and (iii) to identify the line items within our statements of operations for the periods presented that were impacted by such cost synergies. Please see pages 97, F-27 and F-28 of the Information Statement.

As noted in the Information Statement, the synergies delivered as a result of the restructuring and integration of the Rockwood businesses consisted of 21 projects which reduced both our annual cost of goods sold and selling, general and administrative expenses. First, these cost reductions were measured at the level of each of the 21 individual projects whereby cost reductions were assessed against specific actions taken as part of each project, including headcount reduction, office closure, raw material and energy yield improvement or contract renegotiation. Second, the cost reductions from the 21 projects were aggregated and in total reconciled to the overall changes in cost structure of our businesses to ensure that the claimed cost reductions were related to our restructuring and integration efforts and not other independent market forces. Approximately 85% of the synergies were captured in the cost of goods sold category and 15% in the selling, general and administrative category, both of which reduced substantially for the year ended December 31, 2016 for the businesses to be contributed to Venator in connection with the spin-off relative to the same period in 2013 and 2014 (calculated on a pro forma basis if the 2014 acquisition of Rockwood were to have occurred on January 1, 2013).

Management’s Discussion and Analysis of Financial Condition and Results of Operations , page 82

Results of Operations, page 88

2.                                      Please quantify the amount and percentage of the period-to-period changes attributable to foreign exchange rates impacting your revenues and results of operations both at the consolidated and segment level. We note your disclosure on page 87 that the changes in foreign currency exchange rates impact your results of operations. Refer to FRC 501.09(b).

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March 14, 2017

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Information Statement to quantify the amount and percentage of the period-to-period changes attributable to foreign currency exchange rates impacting our revenues and results of operations at a segment level. Please see pages 90 and 92 of the Information Statement.  As noted in the Information Statement, Venator combined revenues and results of operations include revenues and results of operations from other businesses that will not ultimately be part of Venator after the spin-off.  We believe that providing a similar quantification of the amount and percentage of the period-to-period changes attributable to foreign currency exchange rates impacting combined revenues and results of operations would provide little value and relevance to understanding this impact on what will ultimately be the businesses to be contributed to Venator in connection with the spin-off.

3.                                      We note your response to our comment 9 of our letter dated November 23, 2016 and your expanded disclosures in your latest amendment. We continue to request that your disclosures related to the factors materially impacting your Segment Adjusted EBITDA be enhanced to clearly quantify the dollar impact of all material factors impacting your Segment Adjusted EBITDA and provide a more robust analysis of the underlying reasons behind the changes in order for investors to fully understand the impacts on your results of operations. Furthermore, please ensure your disclosures discuss the main cost drivers affecting your operating expenses and quantify in dollars how those increases/decreases in costs impacted your Segment Adjusted EBITDA amounts during each period presented, as well as management’s expectations of how they may impact future results. As an example; we note that for the period ended September 30, 2016, sales related to your Titanium Dioxide segment decreased by 4% yet segment adjusted EBITDA increased by 600%. You attribute the increase in segment adjusted EBITDA primarily due to a 9% decrease in operating expenses resulting from restructuring savings partially offset by the 4% decrease in revenues. Based on this disclosure, it is not apparent what the dollar impact to Segment Adjusted EBITDA for the 9 months ended September 30, 2016 is. Furthermore, it is not clear whether the restructuring savings were the only material cost component within your operating expenses that contributed to the increase in Segment Adjusted EBITDA or whether there may have been other material changes in the underlying cost components within your operating expenses that also contributed. As another example, we note that for the period ended December 31, 2015, sales related to your Titanium Dioxide segment increased by 12% when compared to December 31, 2014, while Segment Adjusted EBITDA decreased materially from $62 million to ($8) million. Similar to above, your disclosures around the material drivers impacting the  changes to Segment Adjusted EBITDA do not quantify the dollar impact to Segment Adjusted EBITDA nor is it apparent what the separate cost components within your operating expenses that impacted your results. For example, it is not clear how much of an impact the 39% lower contribution margin, lower direct costs or 19% lower fixed costs due to the benefits of restructuring had on your Segment Adjusted EBITDA. As such, your narrative should include a discussion quantifying all material factors impacting your Segment Adjusted EBITDA along with the significant components of your operating expenses including material components of any general and administrative expenses, analysis of the changes, and

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                                                discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Information Statement accordingly.  Please see pages 90 through 92 of the Information Statement.

Liquidity and Capital Resources, page 94

4.                                      We note your disclosure in your Summary on page 2 that you recently identified plans for additional business improvements in your Titanium Dioxide and Performance Additive business, which are expected to be completed by the end of 2018 and deliver additional adjusted EBITDA to your business. On page 95 you indicate that you expect to incur additional restructuring charges for recently identified plans for business improvements in both those businesses and that you will provide the estimated amount of such charges in a subsequent filing. In regards to your recently identified plans please tell us the following:

•                                          Whether the plans to deliver additional adjusted EBITDA to your businesses are limited to identified restructuring activities or whether they include other strategies such as the pursuit of any acquisitions. If there are any contemplated acquisitions, please tell us your consideration of Rule 3-05 of Regulation S-X;

•                                          In regards to your restructuring activities, please tell us the nature of your identified plans and whether they relate to any locations you have identified as underperforming and whether any potential asset groups may be at risk for recoverability. In that regard, please tell us how you considered the guidance under ASC 360-10-35-21; and

•                                          How you considered the requirement to disclose any known material uncertainties and forewarning of any known deteriorating conditions if any that may be impacting management’s decision to implement such plans. See sections 501.02 and 216 of the Financial Reporting Codification.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Information Statement to provide more information regarding the planned business improvements. Please see page 2 of the Information Statement. As noted in the Information Statement, the plans to deliver additional adjusted EBITDA include general cost reductions, volume growth (primarily via the launch of new products) and further optimization of our manufacturing network including the closure of certain facilities. The plans do not include acquisitions.

Identified restructuring plans include the closure of certain plants with assets that are either fully depreciated or have been impaired in previous periods.  Additionally, the asset groups were evaluated against the guidance in ASC 360-10-35-21 in determining whether the carrying value of the asset groups were at risk for recoverability.  We noted that none of the

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events or changes in circumstances in ASC 360-10-35-21 existed as of December 31, 2016, resulting in no requirement to test the asset group for recoverability.

Based on requirements of section 501.02 of the Codification of Financial Reporting Policies, we confirm that, with regards to our recently identified restructuring plans, there are currently no known trends, events or uncertainties that will result in, or that is reasonably likely to result in, material effects on the Company’s liquidity, revenues and income from continuing operations, nor that would cause reported financial information not to be necessarily indicative of future operating results or of future financial performance.  Further, as addressed in section 216 of the Codification of Financial Reporting Policies, the plans to close the plants noted above are not due to deterioration in business conditions but represent opportunities to better serve our markets.

Executive Compensation, page 129

5.                                      Please refer to comment 13 of our letter dated November 23, 2016. Consistent with the guidance contained in Question 217.01 of our Regulation S-K Compliance and Disclosure Interpretations, we believe that three years of compensation disclosure is required for Mr. Turner. For the remaining NEOs, we will accept a materially complete discussion of the company’s prospective compensation practices and policies.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Information Statement beginning on page 127 to include three years of historical compensation (2014-2016) for Mr. Turner within the Summary Compensation Table and applicable 2016 data within the remaining compensation tables. With respect to the prospective compensation practices and policies for our remaining NEOs, we have included a description of the long-term incentive plan and the severance plan that we intend to adopt in connection with the spin-off.  We will include further information about prospective compensation practices and policies in subsequent filings based upon the decisions that have been made at the time of such filings.

Note 7. Variable Interest Entities, page F-13

6.                                      We note your response and expanded disclosures related to our comment 15 of our letter dated November 23, 2016. Please confirm whether the amounts related to total revenues, income from continuing operations before income taxes and net cash provided by operating activities amounts reflected in your disclosures related to the consolidated VIEs would also represent the amounts that would be consolidated had the spin off already been consummated. Furthermore, please revise your amendment to add the consolidation of your VIEs as a critical accounting policy. Include in your disclosures the significant judgments used, assumptions made and accounting guidance followed in determining whether you are the primary beneficiary of the VIEs and why consolidation of those entities in your consolidated financial statements was appropriate. For all periods presented, please include disclosure in this section to clearly indicate the percentage of revenues from your VIEs in relation to the amounts that will ultimately be part of Venator after the spin-off.

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March 14, 2017

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Information Statement accordingly.  Please see pages 100, F-22 and F-23 of the Information Statement.  We confirm that the amounts related to total revenues, income from continuing operations before income taxes and net cash provided by operating activities for the years ended December 31, 2016, 2015 and 2014 reflected in our disclosures related to the consolidated VIEs represent the amounts that would be consolidated had the spin-off already been consummated, assuming the current legal entity structure. No adjustments were made to these amounts disclosed in the footnote to remove the Sasol-Huntsman joint venture, which will not ultimately be part of Venator after the spin-off.  We have updated to footnote disclosure to clarify that the Sasol-Huntsman joint venture will not ultimately be part of Venator after the spin-off.  Further, we added the consolidation of VIEs as a critical accounting policy, in which we included, for all periods presented, the percentage of revenues from our consolidated VIEs that will ultimately be attributable to Venator after the spin-off in relation to total revenues from our consolidated VIEs.

Note 11. Restructuring, Impairment and Plant Closing Costs, F-14

7.                                      We note your response to our comment 16 of our letter dated November 23, 2016. Please update your disclosures to clarify whether the $4 million in restructuring expense recorded in the nine months ended September 30, 2016 were the final charges related to this program or whether you expect additional restructuring charges in 2016. Similarly, please also clarify whether the Company expects to incur any additional charges related to its closure of the “black end” manufacturing operations in Calais, France in addition to the $1 million of restructuring charges that has already been recorded in 2016. In that regard we note your disclosure on page F-48 that you expected to record charges related to this program through the end of 2016. To the extent you expect to record additional charges, please quantify those amounts.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Information Statement accordingly.  Please see pages 85 and F-27 of the Information Statement.

Note 10. Commitments and Contingencies, page F-17

8.                                      We note your disclosure that substantially all of Venator’s U.S. operations and certain of its foreign subsidiary holdings fully and unconditionally guaranteed Huntsman International’s outstanding notes. Please tell us whether you expect these subsidiaries to continue to fully and unconditionally guarantee Huntsman International’s outstanding notes subsequent to the spin off. To the extent you expect the guarantees to continue to be in place, please tell us how you considered the recognition guidance under ASC 460-10¬25 given that the Venator entities post spin off would no longer be considered subsidiaries of Huntsman International.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Information Statement to make clear that the Venator U.S. operations and certain of its foreign subsidiary holdings that currently fully and unconditionally guarantee Huntsman International’s outstanding notes will no longer guarantee such notes subsequent to the spin off.  Please see page F-47 of the Information Statement.

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Note 18. Income Taxes, page F-52

9.                                      We note your disclosure that given Venator’s US GAAP functional currency is different than the local tax currency in certain non-US tax jurisdictions, foreign exchange gains and losses will impact Venator’s effective tax rate. Furthermore, your disclosures indicate that for 2015, this resulted in a tax benefit of $11 million ($21 million net of $10 million of contingent liabilities). Your effective tax rate schedule indicates that your unrealized currency exchange gains and losses impacted your tax rate by $21 million in 2015. In order to better understand the Company’s accounting please tell us and expand your disclosures to more fully explain the nature of the contingent liabilities and how they impacted your effective tax rate. In that regard, please clarify whether the $21 million under the caption titled “Unrealized currency exchange gains and losses” within your effective tax rate reconciliation on page F-53 is related. To the extent it is, please also clarify how the $10 million of contingent liabilities negatively impacted your tax rate.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Information Statement to provide more information regarding tax benefits on page F-33 as follows:

“For 2015, this resulted in a tax benefit of $11 million ($21 million of benefit included in ‘unrealized currency exchange gains and losses’ in the reconciliation above, net of $10 million of expense related to establishing contingent liabilities for potential non-deductibility of these foreign currency losses included in ‘tax authority audits and dispute resolutions’ in the reconciliation above).”

10.                               We note your response and updated disclosures related to our comment 17 of our letter dated November 23, 2016. Based on your expanded disclosures it appears that Venator has tax-effected NOLs of $233 million subject to a full valuation allowance and net-tax effected NOLs of $90 million, not subject to full valuation allowances. Therefore, it appears that the Company has a total of $323 million in tax effected NOLs. Your disclosure related to the components of your deferred income tax assets and liabilities on page F-55 suggests that Venator had net operating loss carryforwards of $387 million. As such, please provide us with an understanding of the differences impacting both these disclosures.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Information Statement to provide clarity. Please see pages F-34 and F-35 of the Information Statement. These two paragraphs were intended to be read together, with Luxembourg NOLs in total being partially offset by valuation allowances and partially not offset by valuation allowances. In the expanded disclosure, we specified the countries which had NOLs either subject to or not subject to valuation allowances and Luxembourg was only included in the net not subject to valuation allowance since we had discussed its valuation allowance in the earlier paragraph. We also did not include three countries with valuation allowances of less than $0.5 million but which aggregate to $1 million. For better clarity and so that amounts reconcile, we have revised the NOL disclosures to read as follows:

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“Venator has NOLs of $1,507 million in various non-U.S. jurisdictions. While the majority of the NOLs have no expiration date, $4 million have a limited life (all of which are subject to a valuation allowance) and will expire starting in 2020. Venator had no NOLs expire unused in 2016. Venator has NOLs of $189 million in U.S. federal and $189 million in U.S. state jurisdictions.

Venator has total tax-effected NOLs of $496 million. Venator has a full valuation allowance on tax-effected NOLs, before deferred tax liabilities, of $302 million in the following countries: Belgium, France, India, Italy, Spain, South Africa, the U.K. and the U.S. In Luxembourg, Venator has tax-effected NOLs of $83 million with a partial valuation allowance of $64 million, leaving $19 million not subject to a valuation allowance. Venator also has tax-effected NOLs of $111 million, not subject to full valuation allowances, in the following countries: Austria, Brazil, Germany, Hong Kong and Singapore.”

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2194.

Very truly yours,

VENATOR MATERIALS CORPORATION

		By:	/s/ Russ R. Stolle
		Name:	Russ R. Stolle
		Title:	Senior Vice President, General Counsel and
Chief Compliance Officer

Enclosures

cc:	Simon Turner (Venator Materials Corporation)
Sarah K. Morgan (Vinson & Elkins L.L.P.)